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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                  SEC FILE NUMBER  001-14165
                                                  CUSIP NUMBER     4660-0W106

                          NOTIFICATION OF LATE FILING

                                (Check One):

[X] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q  and
[_] Form 10-QSB  [_] Form N-SAR

     For Period Ended:       March 31, 1999
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

IXYS Corporation
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Full Name of Registrant

Paradigm Technology, Inc.
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Former Name if Applicable

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3540 Bassett Street  Santa Clara, California
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Address of Principal Executive Office (Street and Number)

95054-2704
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the recently completed merger acquisition between Paradigm Technology, Inc. and IXYS Corporation and the related accounting complexities associated with that merger, the registrant's accountants, PricewaterhouseCoopers LLP, will require additional time to complete their work on the audited financial statements.



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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Arnold P. Agbayani               (408)             982-0700
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Operating results for fiscal year 1999 is a net loss of $5.2 million as compared to net income for fiscal year 1998 of $6.1 million. The primary reason for the decrease in operating results was related to the acquisition of Paradigm Technologies, Inc., and the related write-off of goodwill, in-process-research and development and related amortization in the amount of $10.4 million.

Revenues for fiscal year 1999 were $66.5 million as compared to $56.9 million, or a 17% increase. The increase is primarily related to approximately a 39% increase in units shipped offset by a 16% decrease in average selling prices comparing 1999 to 1998. Gross margin for 1999 was 32% as compared to 33% in 1998.

For fiscal year ended 1999, research and development was $4.2 million or 6.3% of net revenues as compared to $3.3 million or 5.8% of net revenues for fiscal year 1998. The increase in dollar terms is related to higher engineering headcount in 1999. For 1999, selling, general, administrative expenses (SG&A) was $20.3 million of 30.4% as compared to $8.4 million or 14.7% of net sales in fiscal year end 1998. The increase reflects the $10.4 million write-off of goodwill and in-process research and development and related amortization.

Interest expense was $993,000 for fiscal year end 1999 as compared to $431,000 for fiscal year end 1998. The increase is related to higher average borrowings for 1999. Other income was $669,000 as compared to $3.5 million in 1998, which included $3.7 million attributable to the settlement of a patent claim. Provision for income taxes is 66% in 1999 as compared to 41% in 1998. The increase in effective rate reflects the deductible portion of the Paradigm write-off.

                               IXYS Corporation
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date        June 30, 1999               By  /s/ Arnold P. Agbayani
    ----------------------------------    --------------------------------------
                                          Vice President, Finance and
                                          Administration and Chief
                                          Financial Officer

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Exhibit 12b-25(c)


PricewaterhouseCoopers LLP, independent accountants of IXYS Corporation, hereby certifies that due to the recently completed merger acquisition between Paradigm Technology, Inc. and IXYS Corporation and the related accounting complexities associated with that merger, PricewaterhouseCoopers LLP is unable to complete its audit of the financial statements of IXYS Corporation on or before the date the IXYS Corporation Report on Form 10-K must be filed. PricewaterhouseCoopers LLP expects to complete its audit prior to the expiration of the extension period permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.



/s/ PricewaterhouseCoopers LLP
June 30, 1999


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